1st Amended and Restated Appendix B
to the
SUB-ADVISORY AGREEMENT
BETWEEN
ADVISORS ASSET MANAGEMENT, INC.
AND CUTWATER INVESTOR SERVICES CORP.

Fees and Expenses:

Subject to the terms of the Agreement (and as described in Section 4 of the Agreement), Advisor shall pay the Sub-advisor: (a) with respect to the first $25 million of capital invested in the Fund by any persons, including the Advisor and Sub-advisor, a fee equal to 0.38% of the Fund's average daily net assets and (b) with respect to other capital invested in the Fund, a fee equal to 0.152% of the Fund's average daily net assets. The daily net assets of the Fund shall be calculated as of the close of the New York Stock Exchange on each day the exchange is open for trading or as of such other time or times as the Board may determine in accordance with the provisions of the 1940 Act. On each day when the net asset value of the Fund is not calculated, the net asset value of a share of common stock of the Fund shall be deemed to be the net asset value of such share as of the close of business on the last day on which such calculation was made for purposes of determining the Sub-advisor’s fee.

Amended and approved by the Board on August 11, 2017.
Agreed and accepted this 20th day of October 2017.

ADVISORS ASSET MANAGEMENT, INC.	CUTWATER INVESTOR SERVICES CORP.

By:	By:

Print Name:	Print Name:

Title:	Title: